UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (Amendment No. 1)*

                        AMERICAN TECHNOLOGIES GROUP, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   030143 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael S. McKinney, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37620
                                 (423) 928-0181
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                                  June 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 2
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or       Estate of Gaines P. Campbell, Jr.
    I.R.S. Identification Nos. of Above                              62-6390176
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member                (a)
    of a Group (See Instructions)                        (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                   OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                 Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          7,320,000
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                      0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           7,320,000
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                 0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  7,320,000
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               7.3%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        OO
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 3
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                                IEC, LLC
    I.R.S. Identification Nos. of Above                               75-3081210
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member                (a)
    of a Group (See Instructions)                        (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                   OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                 Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          7,320,000
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           7,320,000
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  7,320,000
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               7.3%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        OO
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 4
--------------------------------------------------------------------------------
1. Names of Reporting Persons.  S.S. or I.R.S.           Gaines P. Campbell, III
   Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a                    (a)
   Group (See Instructions)                                      (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                            OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                          Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially              ------------------------------------------------------
Owned by Each             8.       Shared Voting Power           7,320,000
Reporting Person          ------------------------------------------------------
with                      9.       Sole Dispositive Power
                          ------------------------------------------------------
                          10.      Shared Dispositive Power      7,320,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each                  7,320,000
    Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in                    7.3%
    Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 5
--------------------------------------------------------------------------------
1. Names of Reporting Persons.  S.S. or I.R.S.            Harriet Price Campbell
   Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a                    (a)
   Group (See Instructions)                                      (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                            OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                          Tennessee
--------------------------------------------------------------------------------
Number of Shares          7. Sole Voting Power
Beneficially              ------------------------------------------------------
Owned by Each             8. Shared Voting Power                 7,320,000
Reporting Person          ------------------------------------------------------
with                      9. Sole Dispositive Power
                          ------------------------------------------------------
                          10.Shared Dispositive Power            7,320,000
--------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned by Each                   7,320,000
   Reporting Person
--------------------------------------------------------------------------------
12.Check if the Aggregate Amount in Row (11)
   Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.Percent of Class Represented by Amount in                     7.3%
   Row (11)
--------------------------------------------------------------------------------
14.Type of Reporting Person (See Instructions)                   OO
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 13D is being filed by the Estate of Gaines P. Campbell, Jr. (the "Estate"), Gaines P. Campbell, III ("Mr. Campbell") and Harriet Price Campbell ("Mrs. Campbell," and collectively with Mr. Campbell, the "Executors"), individually and as executors of the Estate, and IEC, LLC, a Tennessee limited liability company ("IEC," and collectively with the Estate and the Executors, the "Filing Persons"), to report an increase in beneficial ownership of the Common Stock, $0.001 par value (the "Common Stock"), of American Technologies Group, Inc. (the "Issuer") and to otherwise amend the
Schedule  13D.  The  Schedule  13D was filed on June 4, 2001 by the Estate,  Mr.
Campbell and Mrs. Campbell, individually and as executors of the Estate to reflect the initial acquisition of securities of the Issuer by the Estate.

     Item 1.  Security  and Issuer.
              ---------------------

     The title and class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Common Stock"), of American Technologies Group, Inc. (the "Issuer"), which is issuable to IEC upon exercise of the Issuer's Warrant to Purchase Common Stock (the "Warrant") and to 7,020,000 shares of Common Stock of the Issuer (the "Shares," and collectively with the Warrant, the "Securities") beneficially owned by the Estate, IEC, and the Executors. The Issuer's principal executive offices are located at 1017 South Mountain Avenue, Monrovia, California 91016.

     The Warrant gives the holder thereof the option to purchase up to 300,000 shares of Common Stock (the "Warrant Shares") at a price of $0.75 per share (the "Exercise Price") at any time on or before June 30, 2003.

Item 2. Identity and Background.
        ------------------------

     (a)-(c) and (f). This Amendment No. 1 to the Schedule 13D is being filed by the Estate, IEC and the Executors. The principal business address of the Estate is c/o Harriet Price Campbell, 227 Fleetwood Drive, Lookout Mountain, Tennessee 37350. The Estate came into existence as a result of the death of Gaines P. Campbell, Jr. on May 16, 2001. Letters Testamentary were granted to the Executors of the Estate on May 24, 2001 by the Chancery Court of Hamilton County, Tennessee, Part 2, Probate Division. The Estate is subject to the laws of the State of Tennessee.

     IEC is a limited liability company organized under the laws of the State of Tennessee. The principal business of IEC is the holding of shares of the Issuer's Common Stock and the holding of certain patents received from the Issuer pursuant to the Settlement Agreement (as hereinafter defined). The address of its principal business and principal office is c/o Harriet Price Campbell, 227 Fleetwood Drive, Lookout Mountain, Tennessee 37350. The Estate is the sole member and owner of IEC. The principal executive officers of IEC are Mr. Campbell, who serves as Chief Manager, and Mrs. Campbell, who serves as Secretary.

     Mr. Campbell is a citizen of the United States of America and is employed as the president of the Pendleton Corporation. Pendleton Corporation is in the business of videotape duplication and has a principal address of 1807 Westland Drive, Post Office Box 3718, Cleveland, Tennessee 37320. The principal address of Mr. Campbell is 4832 Woodland Circle, Hixson, Tennessee 37343.

     Mrs. Campbell, a citizen of the United States of America, is a homemaker and is not presently employed in any other capacity. The principal address of Mrs. Campbell is 227 Fleetwood Drive, Lookout Mountain, Tennessee 37350.

     The Estate, IEC and the Executors are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and are filing on the same Schedule 13D for convenience only. Indirect beneficial ownership may be attributed to the Executors because of their control relationship with the Estate and IEC.

     (d) and (e). Neither the Estate, IEC, the principal executive officers of IEC, nor either of the Executors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item  3.   Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

     The Estate acquired the Warrant, 20,000 of the Shares and the Debentures (as hereinafter defined), all of which were owned by the Decedent, by operation of law as a result of the Decedent's death. The Decedent originally purchased the Warrant, the 20,000 Shares and the Debentures with his personal funds for investment purposes. To the best of the Estate's and the Executors' knowledge, the Decedent paid consideration of $1.0 million for the $1.0 million aggregate principal amount Secured Convertible Debenture (the "Initial Debenture"); $500,000 for the Issuer's $500,000 aggregate principal amount Secured Redeemable Convertible Debenture (the "Second Debenture"); $250,000 for the Issuer's $250,000 aggregate principal amount 3% Convertible Subordinated Debenture (the "Initial Subordinated Debenture"); and $300,000 for the Issuer's $300,000 aggregate principal amount 3% Convertible Subordinated Debenture (the "Second Subordinated Debenture," and collectively with the First Subordinated Debenture, the "Subordinated Debentures," and collectively with the Initial Debenture, the Second Debenture and the Second Subordinated Debenture, the "Debentures"). The Filing Persons are currently unable to ascertain the amounts paid for the Warrant and 20,000 of the Shares, but believe such amounts to be immaterial.

     During the course of the administration of the Estate, the Estate transferred all of the Debentures, the Warrant and 20,000 of the Shares to IEC in return for 100% of the membership interests in IEC. Pursuant to a Settlement Agreement entered into on June 11, 2002 by and between the Issuer, IEC and the Estate (the "Settlement Agreement"), IEC and the Estate agreed to cancel the indebtedness represented by the Debentures and to cancel any and all other debts, including interest, relating to the Debentures or any other loans made to the Issuer by Gaines P. Campbell, Jr. in 1998 and 1999 (the "Debt"). The Issuer issued 7,000,000 of the Shares to IEC and transferred certain other collateral securing the Debentures to IEC in satisfaction of the Debt upon execution of the Settlement Agreement.

Item 4. Purpose of Transaction.
        ----------------------

     Please refer to Item 3. The Decedent purchased the Initial Debenture and the Second Debenture from the Issuer pursuant to a Subscription Agreement between the Issuer and the Decedent dated July 13, 1999 in a private transaction for investment purposes. The Decedent had previously purchased the Subordinated Debentures from the Issuer in private transactions for investment purposes. The Debentures were convertible into shares of the Issuer's Common Stock. In satisfaction of the indebtedness represented by the Debentures, on June 12, 2002 the Issuer issued 7,000,000 of the Shares to IEC pursuant to the Settlement Agreement.

     The Decedent previously purchased the Warrant from the Issuer in a private transaction for investment purposes. The Warrant gives the holder thereof the option to purchase the Warrant Shares, or a portion thereof, at the Exercise Price at any time before 5:00 P.M., New York time, on June 30, 2003. The Decedent purchased the remaining 20,000 Shares in open market transactions for investment purposes prior to his death. The Debentures, the Warrant and 20,000 of the Shares were transferred to the Estate by operation of law upon the death of the Decedent and were subsequently transferred to IEC by the Estate in return for 100% of the membership interests in IEC.

     Neither the Estate, IEC nor the Executors have current plans to dispose of the Securities or the shares of Common Stock issuable upon the exercise of the Warrant. However, the Estate, IEC or the Executors may, in the future, dispose of such Securities, Warrant Shares or other shares of Common Stock in privately negotiated transactions, in the open market or otherwise.

Item 5. Interest in Securities of Issuer.
        --------------------------------

     (a) The calculations in this Item are based upon 99,751,704 shares of Common Stock issued and outstanding as of July 1, 2002 (based on disclosures made by the Issuer in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on July 17, 2002, and including the 300,000 shares of Common Stock issuable upon exercise of the Warrant). For purposes hereof, the Estate, IEC and the Executors are the beneficial owners of 7,300,000 shares of Common stock of the Issuer, including 300,000 Warrant Shares, issuable upon the exercise of the Warrant, comprising 7.3% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b)        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                (I)    The Estate of Gaines P. Campbell, Jr.(1)  7,320,000
                (II)   IEC, LLC                                  7,320,000
                (III)  Gaines P. Campbell, III                           0
                (IV)   Harriet P. Campbell                               0
                ----------------------------------------------------------------

                SHARED POWER TO VOTE OR DIRECT THE VOTE
                (I)    The Estate of Gaines P. Campbell, Jr.             0
                (II)   IEC, LLC                                          0
                (III)  Gaines P. Campbell, III(1)                7,320,000
                (IV)   Harriet P. Campbell(1)                    7,320,000
                ----------------------------------------------------------------

                SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                (I)    The Estate of Gaines P. Campbell, Jr.(1)  7,320,000
                (II)   IEC, LLC                                  7,320,000
                (III)  Gaines P. Campbell, III                           0
                (IV)   Harriet P. Campbell                               0
                ----------------------------------------------------------------

                SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                (I)    The Estate of Gaines P. Campbell, Jr.             0
                (II)   IEC, LLC                                          0
                (III)  Gaines P. Campbell, III(1)                7,320,000
                (IV)   Harriet P. Campbell(1)                    7,320,000
                ----------------------------------------------------------------
                (1) Includes 300,000 Warrant Shares issuable upon exercise of the Warrant.

     (c) Other than as set forth herein, neither the Estate, IEC nor either of the Executors has effected any transactions in shares of the Issuer's Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

     (d) Each of the Filing Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by Estate, IEC and owned by the Executors.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Pursuant to the terms of the Warrant, the Issuer has granted to the holder of the Warrant certain anti-dilution rights. At the time of issuance of the Warrant, the Issuer granted the holder the option to purchase the Warrant Shares at the Exercise Price. The Warrant Shares will be adjusted proportionately upward and the Exercise Price will be adjusted proportionately downward in the event that the Issuer issues any shares of its Common Stock as a stock dividend or subdivides the number of outstanding shares of Common Stock into a greater number of shares. Conversely, the Warrant Shares will be adjusted proportionately downward and the Exercise Price will be adjusted proportionately upward in the event that the Issuer reduces the number of outstanding shares of Common Stock by combining such shares of Common Stock into a smaller number of shares. However, the maximum Exercise Price shall not exceed $1.50 and the corresponding minimum number of Warrant Shares issuable upon exercise thereof shall equal the number determined by multiplying the initial number of Warrant Shares which could be obtained upon exercise by $0.75 and dividing the product so obtained by $1.50.

     In the event the Issuer shall be recapitalized by reclassifying its outstanding Common Stock into stock with a different par value or by changing its outstanding Common Stock to stock without par value, the Issuer or a successor corporation shall be consolidated or merge with, or convey all or substantially all of its or of any successor corporation's property and assets to, any other corporation or corporations in exchange for stock or securities of a successor corporation, the holder of the Warrant shall have the right to purchase, in lieu of the Warrant Shares, the kind and amount of shares of stock and other securities receivable upon such recapitalization or consolidation, merger or conveyance by a holder of the number of shares of Common Stock which the holder of the Warrant might have purchased immediately prior to such recapitalization or consolidation, merger or conveyance.

     Pursuant to the terms of the Warrant, the Issuer has agreed to provide the holder of the Warrant twenty days advance notice in the event that the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution or the subscribing for the purchase of shares, among other things. The Issuer has also agreed to provide the holder of the Warrant twenty days advance notice in the event of any classification, reclassification or other reorganization of the capital stock of the Issuer, consolidation or merger of the Issuer with or into another corporation, conveyance of all or substantially all of the Issuer's assets, or the voluntary or involuntary dissolution, liquidation or winding up of the Issuer. In the event the Issuer fails to give such notice, the holder of the Warrant will have the right to participate in any such dividend, distribution of rights, or any such exchange and acquire the kind and amount of cash, securities or other property as the holder of the Warrants would have been entitled to acquire if it had exercised the Warrant immediately prior to such proceeding or transaction; provided that the holder exercises the Warrant within 30 days after discovery that such action or proceeding has taken place.

     In the event the Issuer shall dissolve, liquidate, or wind up its affairs, the holder of the Warrant has additional rights so long as the Warrant remains outstanding. In such an event, the holder may thereafter receive, upon exercise of the Warrant, in lieu of each share of Common Stock which it would have been entitled to receive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such dissolution, liquidation or winding up with respect to each share of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

    Exhibit                    Description
    -------                    -----------

          1    Joint Filing Agreement

          2 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued December 17, 1998*

          3 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued February 24, 1999*

          4 Subscription Agreement by and between American Technologies Group, Inc. and Gaines P. Campbell, Jr., dated July 13, 1999*

          5 Secured Convertible Debenture of American Technologies Group, Inc. due June 30, 2003, issued July 13, 1999*

          6 Secured Convertible Debenture of American Technologies Group, Inc. due December 31, 2003, issued September 20, 1999*

          7 Warrant to Purchase Common Stock of American Technologies Group, Inc. effective July 15, 1999, expiring June 30, 2003*


-------------

*Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by the Estate and the Executors on June 4, 2001 and incorporated by reference herein.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 30, 2002

                                         ESTATE OF GAINES P. CAMPBELL, JR.



                                         By: /s/ Gaines P. Campbell, III
                                             ------------------------------
                                             Gaines P. Campbell, III
                                             Executor


                                         By: /s/ Harriet Price Campbell
                                             ------------------------------
                                             Harriet Price Campbell
                                             Executrix




                                         IEC, LLC, a Tennessee limited
                                         liability company

                                         By: ESTATE OF GAINES P. CAMPBELL, JR.


                                         By: /s/ Gaines P. Campbell, III
                                             ------------------------------
                                             Gaines P. Campbell, III
                                             Executor


                                         By: /s/ Harriet Price Campbell
                                             ------------------------------
                                             Harriet Price Campbell
                                             Executrix




                                             /s/ Gaines P. Campbell, III
                                             ------------------------------
                                             Gaines P. Campbell, III


                                             /s/ Harriet Price Campbell
                                             -------------------------------
                                             Harriet Price Campbell

                                  EXHIBIT INDEX

         Exhibit                    Description
         -------                    -----------

        1   Joint Filing  Agreement

        2 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued December 17, 1998*

        3 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued February 24, 1999*

        4 Subscription Agreement by and between American Technologies Group, Inc. and Gaines P. Campbell, Jr., dated July 13, 1999*

        5 Secured Convertible Debenture of American Technologies Group, Inc. due June 30, 2003, issued July 13, 1999*

        6 Secured Convertible Debenture of American Technologies Group, Inc. due December 31, 2003, issued September 20, 1999*

        7 Warrant to Purchase Common Stock of American Technologies Group, Inc. effective July 15, 1999, expiring June 30, 2003*

-------------

*Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by the Estate and the Executors on June 4, 2001 and incorporated by reference herein.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     The Estate of Gaines P. Campbell, Jr., IEC, LLC, a Tennessee limited liability company, Gaines P. Campbell, III, Executor, Harriet Price Campbell, Executrix (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 30th day of September, 2002.

                                       ESTATE OF GAINES P. CAMPBELL, JR.


                                       By: /s/ Gaines P. Campbell, III
                                       ------------------------------
                                       Gaines P. Campbell, III
                                       Executor

                                       By: /s/ Harriet Price Campbell
                                       ------------------------------
                                       Harriet Price Campbell
                                       Executrix



                                       IEC, LLC, a Tennessee limited
                                       liability company

                                       BY: ESTATE OF GAINES P. CAMPBELL, JR.

                                       By: /s/ Gaines P. Campbell, III
                                       ------------------------------
                                       Gaines P. Campbell, III
                                       Executor

                                       By: /s/ Harriet Price Campbell
                                       ------------------------------
                                       Harriet Price Campbell
                                       Executrix



                                       /s/ Gaines P. Campbell, III
                                       ---------------------------------
                                       Gaines P. Campbell, III


                                       /s/ Harriet Price Campbell
                                       ---------------------------------
                                       Harriet Price Campbell